LETTERHEAD OF TROY GOULD ATTORNEYS	TROY & GOULD PC 1801 Century Park East, Suite 1600 Los Angeles, California 90067-2367 Tel (310) 553-4441 Fax (310) 201-4746 www.troygould.com File No. 2322-3 June 2, 2006

Via FedEx and Edgar

Michael K. Pressman, Esq.

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Beverly Hills Bancorp Inc.

June 1, 2006 Comments Regarding Schedule TO-I filed May 22, 2006

File No. 5-49579

Dear Mr. Pressman:

On behalf of Beverly Hills Bancorp Inc., a Delaware corporation (the “Company”), we hereby transmit the first amendment to the Schedule TO-I referenced above, as filed with the Securities and Exchange Commission on the date hereof, marked to show composite changes from the original document filed with the SEC on May 22, 2006.

The changes reflected in the first amendment consist of those made by the Company in response to the comments of the Staff of the Division of Corporation Finance of the SEC set forth in your letter dated June 1, 2006.

Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the original document. All references to page numbers and captions correspond to the page numbers and captions in the original document.

General

1.	Your document tagged as SC TO-I filed on May 22, 2006 appears to be incorrectly tagged on EDGAR. We believe the filing, a pre-commencement communication associated with a tender offer, should be tagged as a SC TO-C. Please file this document with the correct EDGAR header tag.

Company Response

All pre-commencement amendments to the original Schedule TO, including the first amendment filed herewith, will bear the proper SC TO-C designation.

Michael K. Pressman, Esq.

June 2, 2006

How will you be notified if we extend this offer? Page 3

2.	We note that if you extend your offer, you will make a public announcement before 9:00 a.m. Pacific Time, not later than the first business day after the offer was scheduled to expire. Please note that Rule 14e-1(d)(i) requires that such announcement be made no later than 9:00 a.m. Eastern Standard Time. Please revise accordingly.

Company Response

The references to 9:00 a.m. Pacific Time on pages 3 and 23 have been amended to reflect that any public announcement extending the Offer will be made before 9:00 a.m. Eastern Time.

Forward-Looking Statements

3.	Delete the statement that you “do not undertake any obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.” In the alternative, explain how this position is consonant with your disclosure obligations. For example, please refer to Rule 13-4(e)(3).

Company Response

The statement has been deleted.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects, page 11

4.	We note your statement that your determinations “will be final and binding.” This statement creates the impression that holders have no legal recourse regarding the terms of the offer. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning.

Company Response

The statements that the Company’s determinations “will be final and binding” on pages 11, 12 and 14 have been deleted.

Michael K. Pressman, Esq.

June 2, 2006

Our Acceptance for Purchase, page 13

5.	Please revise your disclosure in this section to reflect the prompt payment obligation of Rule 14e-l(c). In that regard, references to “as soon as practicable” appear insufficient.

Company’s Response

The disclosures on pages 2 and 13 have been revised to replace “as soon as practicable” with “promptly,” to match the language of Rule 14e-1(c).

6.	Please revise the first sentence of this section to delete the statement “after all conditions to our Offer have been satisfied or waived.” In the alternative, please revise to clarify that all conditions must be satisfied or waived prior to expiration.

Company’s Response

The first sentence of this section has been revised to delete the phrase “after all conditions to our Offer have been satisfied or waived.”

Withdrawal Rights, page 14

7.	Please revise the disclosure pertaining to the withdrawal procedures in light of the fact that stockholders may tender shares at different prices by submitting separate letters of transmittal. For example, are they required to submit separate notices of withdrawal for each portion of shares tendered at a particular price? Or may they submit one withdrawal notice to withdraw any and all shares?

Company’s Response

The following sentence has been added to the second paragraph of this section: “If you have executed and delivered more than one Letter of Transmittal because you intended to tender sets of shares at different prices (see SECTION 3.2), to withdraw all of your tendered shares the Depositary must receive a separate written notice of withdrawal for each set of shares tendered at a particular price.”

Conditions of the Offer, page 21

Material Adverse Change Condition, page 22

8.	We note in subpart (viii) that one of the conditions to your offer is that there not be any change to the “prospects” of your company. Please define “prospects” so that

Michael K. Pressman, Esq.

June 2, 2006

security holders will be able to objectively verify whether or not this condition has been satisfied. Further, please revise subpart (viii) to clarify whether you are referring to adverse changes.

Company’s Response

The reference to the “prospects” of the Company has been deleted. Additionally, subpart (viii) has been revised to clarify that the Company is referring to material adverse changes.

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All questions and comments regarding the foregoing should be addressed to Alan B. Spatz at (310) 789-1231.

Very truly yours,

/s/ Alan B. Spatz

Alan B. Spatz